                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                ------------------------------------------------
                                    FORM 11-K
                ------------------------------------------------

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
                                       OR
        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________
                         COMMISSION FILE NUMBER 1-12387
         A. Full title of the plan and address of the plan, if different from that of the issuer named below:
                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES
         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                             TENNECO AUTOMOTIVE INC.
                              500 NORTH FIELD DRIVE
                              LAKE FOREST, IL 60045
     ====================================================================

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

TABLE OF CONTENTS


                                                                            PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31,
   2003 and 2002                                                              2

   Statement of Changes in Net Assets Available for Benefits for the Year
   Ended December 31, 2003                                                    3

   Notes to Financial Statements                                             4-8

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
   (Held at End of Year) as of December 31, 2003                              9

Supplemental schedules not listed have been omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of The Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois

June 22, 2004

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

                                                       2003              2002
ASSETS:
  Participant-directed investments (Note 3)        $66,367,276       $49,335,836
  Nonparticipant-directed investments (Note 4)      14,624,445         9,490,507
                                                   -----------       -----------

           Total investments                        80,991,721        58,826,343
                                                   -----------       -----------

  Receivables:
    Employer contributions                              34,038                 -
    Participant contributions                           15,751                 -
                                                   -----------       -----------

           Total receivables                            49,789                 -
                                                   -----------       -----------

           Total assets                             81,041,510        58,826,343
                                                   -----------       -----------

LIABILITIES:
  Accrued administrative expenses                       34,000            30,000
                                                   -----------       -----------

           Total liabilities                            34,000            30,000
                                                   -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $81,007,510       $58,796,343
                                                   ===========       ===========

See notes to financial statements.

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
  Contributions:
    Participant contributions                                        $ 7,173,020
    Employer contributions                                             2,981,680
    Rollovers                                                             31,335
                                                                     -----------

           Total contributions                                        10,186,035
                                                                     -----------

  Investment income:
    Net appreciation in fair value of investments (Note 3)            15,861,976
    Dividend                                                              96,800
    Interest                                                             342,065
                                                                     -----------

           Net investment income                                      16,300,841
                                                                     -----------

           Total additions                                            26,486,876
                                                                     -----------

DEDUCTIONS:
  Benefits paid to participants                                        4,236,935
  Administrative expenses                                                 38,314
  Transfers out of Plan (Note 2)                                             460
                                                                     -----------

           Total deductions                                            4,275,709
                                                                     -----------

INCREASE IN NET ASSETS                                                22,211,167

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   58,796,343
                                                                     -----------

  End of year                                                        $81,007,510
                                                                     ===========

See notes to financial statements.

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2003 AND 2002, AND FOR THE
YEAR ENDED DECEMBER 31, 2003

1.    DESCRIPTION OF THE PLAN

      The following description of The Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

      GENERAL--The Plan is a defined contribution plan covering substantially all hourly employees of Tenneco Automotive Inc. (the "Company"). The Company controls and manages the operation and administration of the Plan. Putnam Fiduciary Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      ELIGIBILITY--Employees are eligible to participate in the Plan the first day of the month following the Company's receipt of an application for enrollment or two complete calendar months of employment provided the employee has not waived automatic enrollment. Certain union employees are subject to different eligibility provisions, as defined in the Plan Document.

      CONTRIBUTIONS--An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of two percent of pretax annual compensation, as defined in the Plan Document, subject to certain Internal Revenue Code limitations, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate, subject to certain Internal Revenue Code limitations, from two percent up to 50 percent, in any whole percentage, at any time.

      The Company's matching contribution is 50 percent of the participant's contributions, not to exceed eight percent of the participant's base compensation. Certain union employees are not eligible for the Company's matching contribution, as defined in the Plan Document. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made for the year ended December 31, 2003. Participants may also rollover amounts from other qualified plans.

      Effective January 1, 2002, Company matching contributions are made in cash. Prior to January 1, 2002, Company matching contributions were made in the Company's common stock to the Tenneco Automotive Inc. Common Stock Fund. All Company matching contributions of Company common stock and the related earnings/losses made prior to January 1, 2002, will remain in the form of the Company's common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENTS--Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan. The Plan currently offers participants the option to invest their contribution into the following funds: Putnam Money Market Fund, Putnam Bond Index Fund, Lord Abbett Mid Cap Value Fund, PIMCO Total Return Fund, Putnam Equity Income Fund, The George Putnam Fund of Boston, Fidelity Growth Company Fund, Fidelity Low-Priced Stock Fund, BBH Inflation Index Securities Fund, MSIF Mid Cap Growth Portfolio, MSIF Small Company Growth Portfolio, Putnam Retirement Ready Maturity Fund, Putnam Retirement Ready 2010, Putnam Retirement Ready 2015, Putnam Retirement Ready 2020, Putnam Retirement Ready 2025, Putnam Retirement Ready 2030, Putnam Retirement Ready 2035, Putnam Retirement Ready 2040, Putnam Retirement Ready 2045, Putnam Income Fund, Putnam Intermediate US Government Income Fund, Putnam International Equity Fund, Putnam New Opportunities Fund, Putnam Research Fund, Putnam S&P 500 Index Fund, Tenneco Automotive Inc. Common Stock Fund.

      Shares of Pactiv Corporation common stock are held by the Plan in a separate fund due to a transfer of participant account balances from another defined contribution plan in 2000, however, the fund is no longer an investment option for participants and direct contributions or fund transfers are not allowed.

      VESTING--Participants are vested immediately in both their contributions plus actual earnings thereon and the Company's matching contribution portion of their accounts.

      PARTICIPANT LOANS--Active participants and certain other individuals who have not had a loan during the previous three months may borrow from their accounts up to a maximum of $50,000 less their highest outstanding loan balance in the previous 12 months or 50 percent of their account balance, whichever is less. Each participant may have only one loan outstanding any time, with a term not to exceed 54 months and the amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal (ranging from 4.00% to 9.50% at December 31, 2003). Principal and interest is paid ratably through payroll deductions.

      TERMINATION OF PARTICIPATION--On termination of service due to death, disability, retirement, or termination of employment, a participant may elect either to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or maintain the account, if the participant's account is more than $5,000. If the participant's account is less than $5,000, the participant may receive a lump-sum amount or rollover the amount to another qualified plan or IRA. At December 31, 2003 and 2002, amounts owed to participants whose service has been terminated were $241,183 and $363,017, respectively, for accounts with balances less than $5,000.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION AND INCOME RECOGNITION--Quoted market prices are used to determine the fair value of the Plan's investments, when available. Shares of registered investment companies and common/collective trusts are valued at the net asset value of share held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Plan for investments in registered investment companies sponsored by the Company's trustee, Putnam Fiduciary Trust Company, are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of investments for such investments.

      ADMINISTRATIVE EXPENSES--Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

      PAYMENT OF BENEFITS--Benefit payments to participants, including deemed distributions of participant loans, are recorded upon distribution. The amount allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $241,183 and $363,017 at December 31, 2003 and 2002, respectively. The amount of deemed distributions of participant loans in default at year-end but not yet paid were $81,771 and $32,944 at December 31, 2003 and 2002, respectively.

      TRANSFERS--The Company also sponsors an employee stock ownership plan for salaried employees. If employees change hourly or salaried status during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2003, plan transfers to the salaried plan were $28,157 and plan transfers received from the salaried plan were $27,697.

3.    INVESTMENTS

      The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002, are as follows:

                                                           2003         2002
      Fidelity Growth Company Fund                     $10,235,863   $ 6,444,058
      Putnam Money Market Fund                          13,790,208    11,228,926
      Putnam New Opportunities  Fund                     5,121,987     3,363,407
      Putnam S&P 500 Index Fund                         11,601,888     8,306,486
      Putnam Bond Index Fund                             7,957,457     7,547,417
      Tenneco Automotive Inc. common stock *            16,729,756    11,094,795

      * Partially nonparticipant-directed.

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $15,861,976 during the year ended December 31, 2003, as follows:

      Registered investment companies                               $  4,975,773
      Common/collective trusts                                         2,897,103
      Pactiv Corporation common stock                                    161,286
      Tenneco Automotive Inc. common stock                             7,827,814
                                                                    ------------

      Net appreciation in fair value of investments                 $ 15,861,976
                                                                    ============

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2003 and 2002, and for the year ended December 31, 2003:

                                                      2003               2002
      Net Assets:
        Tenneco Automotive Inc. common stock      $ 14,624,445        $9,490,507

                                                                  YEAR ENDED
                                                               DECEMBER 31, 2003
      Changes in Net Assets:
        Net appreciation in fair value of investments             $6,122,185
        Benefits paid to participants                               (680,276)
        Administrative expenses                                       (1,098)
        Transfers to participant-directed investments               (306,873)
                                                                  ----------

                                                                  $5,133,938
                                                                  ==========

5.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of registered investment companies and common/collective trusts managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each of these funds.

      At December 31, 2003 and 2002, the Plan held 2,500,711 and 2,746,236 shares, respectively, of common stock of Tenneco Automotive Inc., the sponsoring employer, with a cost basis of $10,459,275 and $14,139,248, respectively.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

7.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated April 30, 2002, that the Plan and related trust, as then designed, was in accordance with the applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

 8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                          2003           2002
       Net assets available for benefits per the
       financial statements                           $81,007,510   $58,796,343
       Deemed distributions of participant loans          (81,771)      (32,944)
                                                      -----------   -----------

       Net assets available for benefits per
       Form 5500                                      $80,925,739   $58,763,399
                                                      ===========   ===========

      The following is a reconciliation of changes in net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

      Benefits paid to participants per the financial
      statements                                                     $4,236,935
      Add:  Deemed distributions of participant loans at
            December 31, 2003                                            81,771
      Less: Deemed distributions of participant loans at
            December 31, 2002                                           (32,944)
                                                                     ----------

      Benefits paid to participants per Form 5500                    $4,285,762
                                                                     ==========

                                     ******

THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

                                                                        FAIR
                                                        COST            VALUE
INVESTMENTS:

Common/collective trusts:
  *Putnam Bond Index Fund                                **          $ 7,957,457
  *Putnam S&P 500 Index Fund                             **           11,601,888
  *Putnam Retirement Ready Maturity Fund                 **                  652
  *Putnam Retirement Ready 2010 Fund                     **              258,497
  *Putnam Retirement Ready 2015 Fund                     **              462,360
  *Putnam Retirement Ready 2020 Fund                     **              406,052
  *Putnam Retirement Ready 2025 Fund                     **              389,172
  *Putnam Retirement Ready 2030 Fund                     **              343,570
  *Putnam Retirement Ready 2035 Fund                     **              119,253
  *Putnam Retirement Ready 2040 Fund                     **               36,837
  *Putnam Retirement Ready 2045 Fund                     **               99,251

Common stock:
   Pactiv Corporation                                    **            2,178,882
  *Tenneco Automotive Inc.                          $10,459,275       16,729,756

Non interest bearing cash                                **                9,354

Registered investment companies:
   Fidelity Growth Company Fund                          **           10,235,863
   Fidelity Low-Priced Stock Fund                        **              945,580
   Lord Abbett Mid Cap Value Fund                        **              663,461
   MSIF Inc. Small Company Growth                        **              330,631
   MSIF Mid Cap Growth Value Fund                        **              212,136
   PIMCO Total Return Fund                               **               88,118
   BBH Inflation Index Securities Fund                   **              229,372
  *Putnam Intermediate US Government Income Fund         **               27,512
  *Putnam Equity Income Fund                             **              342,488
  *Putnam International Equity Fund                      **              574,448
  *Putnam Money Market Fund                              **           13,790,208
  *Putnam New Opportunities Fund                         **            5,121,987
  *Putnam Research Fund                                  **              146,126
  *The George Putnam Fund of Boston                      **            1,940,407
  *Putnam Income Fund                                    **               67,715

*Participant loans (maturing 2004 to 2008 at
  interest rates of 4.00% to 9.50%)                      **            5,682,688
                                                    -----------      -----------

TOTAL                                               $10,459,275      $80,991,721
                                                    ===========      ===========

*   Party-in-interest.

**  Cost information is not required for participant-directed investments.

                                   SIGNATURES

THE PLAN - Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Automotive Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

                         THE TENNECO AUTOMOTIVE EMPLOYEE
                         STOCK OWNERSHIP PLAN FOR HOURLY
                                    EMPLOYEES

Date: June 28, 2004                /s/ RICHARD P. SCHNEIDER
                                   ------------------------------------
                                   RICHARD P. SCHNEIDER
                                   CHAIRMAN OF TENNECO AUTOMOTIVE INC.
                                   BENEFITS COMMITTEE

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
-------  ------------
 23.1    Consent of Deloitte & Touche LLP